FACT SHEET: The Encompass Fund (ENCPX)
As of November 30, 2009

Fund Overview

The Encompass Fund is managed by Marshall Berol and Malcolm Gissen, each of whom has over 25 years' experience in finding undervalued, overlooked securities in all sectors of the market worldwide. Since founding the Encompass Fund in June 2006, they have emphasized metals, energy, and healthcare companies, believing that these sectors would outperform all others. The Encompass Fund management's long-term relationships with brokerage firms, analysts, and companies, particularly in the natural resource industries, are key to discovering value opportunities among small, undiscovered companies.

The Fund's objective is long-term capital appreciation. Management invests worldwide and is not constrained by style, company size, or geography. As of November 30, 2009, ENCPX ranked No.1 in Morningstar's World Stock Fund category for 2009 with a 112% total return YTD (129% for the last 12 months).

The fund has outperformed its Morningstar benchmark (MSCI EAFE NR USD) by 83 percentage points and its entire category by 81 percentage points (for the calendar year-to-date period ended 11/30/09), ranking it among the top equity fund performers tracked by Morningstar.

What makes these returns even more notable is that the Fund held more than 30% of its assets in cash for several months of 2009. In recent weeks, managers began reducing their cash position to its current 22% as they invested in companies they identified as exceptional investment opportunities.

Topics

- Undervalued sectors of the market
- Why gold and silver prices are likely to continue rising
- Trends in rare earth metals and natural resources investing
- How active managers find undiscovered opportunities with exceptional appreciation potential
- Encompass Fund portfolio strategy
- The role of cash in mutual fund investing
- Ways in which the Encompass Fund is different from most other mutual funds
- Select companies contained in portfolio (many small and little known)

Portfolio Overview – The Encompass Fund

GOAL: Provide a varied portfolio of undervalued securities by investing in little-known, under-appreciated, misunderstood or beaten-down investment opportunities in domestic and international companies regardless of size or sector. Currently the portfolio emphasizes resource and health care companies.

- Actively-managed value fund run by independent, "hands-on" portfolio managers who find value opportunities among companies of all sizes, emphasizing small, undiscovered companies
- Diverse, value-oriented, opportunistic, contrarian
- Invests in the companies believed to have the best potential for appreciation regardless of size or geographic location
- Provides investors access to smaller, lesser-known companies that management believes have significant growth potential
- The fund implements a cash strategy when appropriate
- The fund invests in private offerings, including offerings of companies prior to their IPOs, and in public companies at advantageous prices

Management's Current Investing Emphasis

- The Fund managers believe that metals companies will continue to outperform, particularly gold, silver, copper, nickel, rare earth metals, and certain other industrial metals.
- The Fund currently emphasizes energy companies in a number of sub-sectors including oil, natural gas, coal, uranium, energy trusts, and alternative energy. The managers believe these sectors and sub-sectors are likely to outperform over the next 18 months.
- Currently the Fund provides exposure to smaller and lesser-known junior mining companies they believe to have far more upside potential than the larger, more well-known metals and natural resource companies found in most of the natural resources and gold mutual funds.
- This is an increasingly important distinction as investors are likely to continue to seek investments in hard assets like gold and silver as the U.S. government debt increases.
- The Fund's portfolio provides exposure to various sectors in the healthcare industry, industrials, utilities and real estate.
- The managers had substantial exposure in real estate (mostly REIT's) from 2000 – 2006 and are currently considering increasing the Fund's exposure to real estate equities.

Fund Facts (ENCPX)

- Morningstar Category: World Stock
- Lipper Category: Global Multi-cap Growth
- Fund assets: $5.7 million
- Expenses: No-load; no 12b-1 fees; Audited Expense Ratio: 1.45%
- Benchmark used by the Encompass Fund: Wilshire 5000 Total Market Index
- Benchmark used by Morningstar: MSCI EAFE NR USD
- Inception date: 06/30/06
- Turnover: 38% (as of 8/31/09)
- **Top sectors: Precious metals (gold, silver); Industrial metals (copper, lead, nickel, rare earth metals); Energy (uranium, oil, natural gas, coal); Health care**

Top 10 equity holdings and primary area of operation (as of 11/30/09)

- Uranium Energy Corp. (US)
- Delcath Systems (US)
- SouthGobi Energy Resources (Mongolia)
- Avion Gold Corp. (Mali, W. Africa)
- Exeter Resource Corp. (Chile & Argentina)
- Paramount Gold & Silver (Mexico)
- Avalon Rare Metals (Canada)
- L&L International Holdings (China)
- Endeavor Silver Corp. (Mexico)
- Silver Wheaton Corp. (Global)

Fund Management



Malcolm Gissen founded Malcolm H. Gissen & Associates Inc., an investment advisory services firm, in 1985. He has been a registered investment advisor since 1985 and has managed separate accounts since 1999. Mr. Gissen applies a deep value style and uses both a top down and bottom up approach in developing investment themes and then picking stocks most likely to gain from the economic and market trends that are anticipated. Mr. Gissen received a B.S. degree from Case Western Reserve University and a J.D. degree from the University of Wisconsin.



Marshall Berol has been an investment manager in San Francisco, CA since 1982. In 2000, he became the Chief Investment Officer of Malcolm H. Gissen & Associates, Inc. In addition, for more than 20 years, Mr. Berol has owned his own investment firm, BL/SH Financial. Mr. Berol's investment management experience has focused primarily on investments in publicly traded companies, including real estate investment trusts. Mr. Berol did his undergraduate work at the University of California (Berkeley) and received a J.D. degree from the University of San Francisco School of Law.

** For the calendar year-to-date period ended 11/30/09. The Encompass Fund was ranked No.1 among 729 World Stock funds tracked by Morningstar for the one-year period ended 11/30/09. The Encompass Fund was ranked No. 150 among 528 World Stock funds tracked by Morningstar for the three-year period ended 11/30/09.*

***The Encompass Fund had a total return of 112.44% compared to 29.91% for the MSCI EAFE NR USD for the year-to-date period ended 11/30/09. The Encompass Fund had a total return of 128.76% compared to 37.72% for the MSCI EAFE NR USD for the one-year period ended 11/30/09. The Encompass Fund had an average annualized return of -4.28% compared to -1.86% for the MSCI EAFE NR USD since inception on 6/30/06 through 11/30/09. Returns include change in share prices and in each case include reinvestment of any dividends and capital gain distributions. The MSCI EAFE (Europe, Australasia, Far East) NR USD is designed to measure the equity market performance of developed markets, excluding the U.S. & Canada.*

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-888-463-3957. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus by calling the transfer agent at 1-888-463-3957 or at www.encompassfund.com. The prospectus should be read carefully before investing.